Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Companies: Archipelago Holdings, Inc. (Commission File No. 001-32274) The New York Stock Exchange, Inc.

John A. Thain, CEO
New York Stock Exchange
Oral Testimony (As prepared for delivery)
U.S. Senate Committee on Banking, Housing and Urban Affairs Hearing on Regulation
NMS and Recent Market Developments
May 18, 2005

        Thank you Mr. Chairman for giving me the opportunity to be here today. We appreciate your committee's oversight of our national market system. We share with you a common challenge: to maintain the competitive position of U.S. financial markets in the world and to insure the interests of investors are protected.

        The New York Stock Exchange stands at the center of the U.S. financial markets. We serve 90 million investors and over 2,700 of the world's leading corporations with a market capitalization of $20 trillion.

        While we take pride in providing our customers the highest standards of market quality—the deepest liquidity, lowest volatility, tightest spreads and best prices—we recognize the rapid pace of change demands that we do better in terms of speed and innovation.

        This is why we are building the Hybrid Market, to offer investors a choice between the sub-second speed of electronic trading, and the price improvement and lower volatility of the auction market.

        This is why we are taking the historic step to become a public, for-profit exchange, by merging with Archipelago, an outstanding entrepreneurial company that is pioneering leading-edge platforms and products.

        Finally, this is why we strongly support Reg. NMS, because it protects and promotes the interests of U.S. investors and U.S. competitiveness.

        Let me briefly discuss each of those issues starting with Reg. NMS.

        We believe that Reg. NMS will be good for investors and good for U.S. markets.

        It is designed not to favor one market over another, but to strengthen competition among all markets to create the best, possible national market for all investors, issuers, and for our economy.

        How will it do this? By preserving the best price rule, extending it to all markets, and updating it to encourage innovation and competition among markets.

        We believe the new best price rule advances three essential goals:

        It will be indisputably pro-investor; it will strengthen the integrity of markets; and, it will enhance U.S. competitiveness.

        The new best price rule will ensure that any of your constituents can invest and trade on equal footing with the largest institutions.

        It will do so by requiring that intermediaries, such as brokerage firms and mutual funds, find the best price for investors' limit orders, selling their shares at the highest possible prices and buying them at the lowest.

        Second, by ensuring that stocks are priced at their true value, the new best price rule will improve transparency and price discovery. Our markets will be fair and honest.

        Third, markets will be more competitive, because as investors are encouraged to maintain and increase their limit orders, liquidity will deepen.

        Now, critics have complained that the old trade-through rule was flawed, as it didn't distinguish between fast and slow markets and prices could change in the time it took to trade in the auction market.

        The new trade through rule protects only prices available for immediate electronic execution.

        This is a very significant change. It also means that the New York Stock Exchange must deliver on our Hybrid Market—making our quotes immediately, electronically accessible—which we will do.

        Our goal is to offer the choice of an immediate, electronic execution, or the possibility of better prices provided by hands-on floor brokers and specialists in the auction market.

        We believe that the trading floor offers superior market quality.

        We out-perform electronic exchanges on opens and closes, and during order imbalances and earnings surprises.

        We provide the best price on 89% of all trades of NYSE listed stocks.

        And companies transferring from the Nasdaq to the NYSE get much better executions—price volatility cut by half, quotes narrowed by over a third, and execution costs cut in half.

        Finally, investor groups representing millions of investors and investor companies support the SEC's decision to extend the best price rule to the Nasdaq market.

        Investors agree that once trading conditions for speed are comparable, there is no justification for providing customers anything less than the best price.

        Now, let me conclude with some comments on our proposed merger with Archipelago to become a public, for-profit company, the NYSE Group.

        Mr. Chairman, our merger is about meeting the global challenge.

        The competition for capital today is global.

        And every major competitor is a public, for-profit exchange, well capitalized, with a multiplicity of products, attempting to gain a foothold in the U.S.

        We must compete—and we must have the means to compete to the fullest extent of our abilities.

        We must be world class.

        We must be an exchange that can offer investors the strongest platforms and cutting-edge products—and that's what Archipelago brings with a new, expanded menu of equities, options, ETFs and bonds.

        With a more robust and innovative business model, we will better serve our customers.

        As a profitable, public company, we will offer an opportunity for investors, institutions, listed companies and members to share in our growth and success as stockholders.

        As a stronger, more competitive exchange, we will enable the U.S. to respond and to prevail in the global challenge.

        Let me also assure this committee that the new structure of the NYSE Group will not only protect, but strengthen the independence and oversight of our regulatory functions.

        To sum up, Mr. Chairman...

        We believe that the three actions I have discussed—Reg. NMS, completion of the Hybrid Market, and our uniting with Archipelago—represent a comprehensive response to the twin challenges before us: to build the world's best marketplace for our customers, and to preserve the leadership and preeminence of U.S. capital markets in the world.

        Thank you.

Important Acquisition Information with Respect to the Proposed Merger

        In connection with the proposed merger of Archipelago Holdings, Inc. ("Archipelago") and the New York Stock Exchange, Inc. (the "NYSE"), the parties intend to file relevant materials with the United States Securities and Exchange Commission (the "SEC"), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS AND MEMBERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and members will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the NYSE at 11 Wall Street, New York, NY 10005 or calling (212) 656-2062 or directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Certain statements in this document may contain forward-looking information regarding Archipelago Holdings, Inc. ("Archipelago"), the New York Stock Exchange, Inc. ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and the NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or the NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the United States Securities and Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

        You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, the NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.